SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                            06 May, 2003


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:

1.  BT reveals new logo announcement made on 7 April 2003
2.  Blocklisting Interim Review announcement made on 9 April 2003
3.  Director Shareholding announcement made on 14 April 2003
4.  Technicial interest adjustment announcement made on 15 April 2003


Enclosure 1.


April 7, 2003

BT UNVEILS NEW BRAND IDENTITY

BT today revealed a new corporate identity that will replace its current "piper" logo. The new mark is the company's first visual identity change since 1991 and only the second since it became British Telecom in 1980. The change more accurately reflects the wide range of activities that BT now encompasses.

Ben Verwaayen, BT's chief executive, said: "BT's business and its culture is changing so it is important that we have a brand identity that represents the multi-faceted nature of our business. The new logo does the job. It represents BT as being in-tune with the multimedia age as well as communicating the company's international reach.

"Although BT continues to change, there is still more to do and we will be introducing the new mark over time to demonstrate that the job is far from complete."

"We are not changing image for the sake of change. It is more fundamental than that. There will be no big bang advertising campaign. The new brand will be delivered through the service that customers experience every day. This customer experience approach reflects our attitude to customers. It is top priority for BT people to put customers at the heart of everything they do and be passionate about what they do. We want people to experience the new BT through improved service not through a new logo. Only then will they credit BT with having changed."

Twelve months ago Ben Verwaayen set out the strategic priorities for BT which included a passion for customer service. BT is acknowledged as having made huge advances in this field. The focus on customer service has resulted in a transformation in the levels of satisfaction over the past year.

BT has timed the unveiling of the new identity to coincide with the launch internally of a new set of behavioural values for its people which have been aligned to reflect the aspirations of the brand. BT believes that it is the new values and the behaviour of all its people that will drive the change of image.

The newly launched BT promise sees the company committing to making every experience simple and complete. Underpinning the brand promise is a new set of values with the aim of being trustworthy, helpful, straightforward, inspiring and acting with a real passion for what it does.

Ben Verwaayen added: "These are an ambitious set of values but I know that our people can step up to the challenge."

Angus Porter, managing director of BT Retail's consumer division, said: "The piper has done an excellent job for BT for the last twelve years and has become one of the country's most recognisable marks. While it reflects many of BT's strengths as a company, it has become associated with some outdated perceptions of BT as simply a fixed-line telephone company. The new identity reflects a broader world of communications, and in research, customers and employees have reacted to it very positively. It better reflects recent changes in BT, and the further changes we are seeking to make in the near future".

BT will manage implementation of the new identity over a three-year period in order to minimise costs. The total cost of the project is expected to be less than GBP5 million.

At the same time BT announced that its international services and solutions business, BT Ignite, would be called BT Global Services. Andy Green, chief executive of BT Global Services, said: "The Ignite name has served us well, but our strategy has changed since it was first introduced. BT Global Services more clearly conveys the products and services we provide to the global multi-site corporate market."

                           --------------------------------


        Images of the new logo may be downloaded from www.vismedia.co.uk

             Inquiries about this news release should be made to the

                                BT Group Newsroom

                   on its 24-hour number: +44 (0)20 7356 5369.

           All BT Group news releases can be accessed on our web site:

                        http://www.btplc.com/mediacentre

Note to Editors:

Developed for BT by Wolff Ollins, the "connected world" globe has been used to date as the logo for BT Openworld.

However, BT has carried out extensive market research which showed that not only did "the connected world" convey the right messages about BT in all sectors and countries but also that it would be approved of by all sections of its customers base.

The project to develop the new corporate identity is being managed by BT's in-house experts who have worked alongside the company's main advertising and design agencies. No new external consultants have been involved.

BT's corporate identity has changed radically over the past 30 years. In 1975 the yellow and red identity was created. This was replaced by the yellow and blue 'British Telecom' in 1980. In 1991, British Telecom became BT and adopted the piper logo. This was slightly refreshed in 1999 when the blue and the red colours were altered. Today sees the introduction of the new 'connected world' identity.

END

Enclosure 2.
                                 SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN


1. Name of company: BT Group plc



2. Name of scheme:


a. BT Group executive option plans


b. BT Group employee savings related share schemes


3. Period of return:


From: 01 October 2002


To: 31 March 2003

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

a. 23,210,689


b. 2,370,191

5. Number of shares issued/allotted
under scheme during period

a. nil


b. nil

6. Balance under scheme not yet issued/allotted at end of period

a. 23,210,689


b. 2,370,191



7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

a. 23,953,179 Ordinary Shares of 5p each listed between 19/12/01 and 22/03/02


b. 2,443,299 Ordinary Shares of 5p each listed between 05/02/02 and 11/02/02.


Please confirm total number of shares in issue at the end of the period in order for us to update our records


8,670,849,554

Contact for queries:


Name: Maria Reeves


Address: pp A9D, BT Centre, 81 Newgate St, EC1A 7AJ



Telephone: 020 7356 5266


Date of Notification: 09 April 2003

END

Enclosure 3.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 1. Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7)     Number of shares/amount of stock acquired:

Purchase of 72 shares at 174.5p per share.

 8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

14 April 2003

14)     Date Company informed

14 April 2003

15)     Total holding following this notification

1. 42,102 ordinary shares - personal holding;

    2. 191,668 ordinary shares under BT Incentive Share Plan - contingent award;

    3. 44,554 shares under BT Group Deferred Bonus Plan;

 4. 36,531 shares under BT Deferred Bonus Plan;
 5. 35,152 shares under BT Executive Share Plan - contingent award;
 6. Options over 4,555 shares under BT Group Employee Sharesave Scheme;
 7. 219 shares under the BT Employee Share Ownership Scheme;
 8. 974 shares under BT Group Employee Share Investment Plan;
 9. Options over 855,620 shares under BT Group Global Share Option Plan.

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Director has technical interests, as at 14 April 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
  - A technical interest, together with all employees of BT Group plc in 31,719,402 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
  - A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.
  - A technical interest, together with all Employees of BT Group plc, in 19,822 ordinary shares held in the name of Halifax Corporate Trustees Limited.

 24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 14 April 2003

End

Enclosure 4.
                                  SCHEDULE 11


          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 2. Name of Director

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Andy Green

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7)     Number of shares/amount of stock acquired:

Recovery of 4810 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

15 April 2003

14)     Date Company informed

15 April 2003

15)     Total holding following this notification

n/a

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

No change

23)     Any additional information

The above named Directors have technical interests, as at 15 April 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;

  - A technical interest, together with all employees of BT Group plc in 31,719,402 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

  - A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

  - A technical interest, together with all Employees of BT Group plc, in 24,632 ordinary shares held in the name of Halifax Corporate Trustees Limited.

24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 15 April 2003

End

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 06 May, 2003